UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003.

AMERICAN NEVADA GOLD CORP.

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes    X      No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  000-50376

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Nevada Gold Corp.

(Registrant)

"Peeyush K. Varshney"

Date: September 3, 2003

     __________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

AMERICAN NEVADA GOLD CORP.

FOR IMMEDIATE RELEASE	Wednesday, August 27, 2003 (No.2003-08-08)
Contact: Investor Relations Phone (604) 684-2114 info@varshneycapital.com

AMERICAN NEVADA ENCOUNTERS ANOMALOUS GOLD AND INDICATOR ELEMENT MINERALIZATION AT THE GOLD BAR PROPERTY IN NEVADA

Vancouver, BC - August 27, 2003 - AMERICAN NEVADA GOLD CORP .. (the "Company") (TSX.V: AGN) is pleased to report on the status of the initial drill hole of the deep drilling program at the Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada.  The Gold Bar project is subject to an option agreement between the Company and American Bonanza Gold Mining Corp. ("Bonanza"), with Bonanza acting as Operator of the project.

To date, the drill hole, BZGB-01, has been drilled to a depth of 4,200 feet by reverse circulation drilling and has returned geochemically anomalous gold, silver and arsenic mineralization over much of its length.  A total of 2,020 feet throughout the hole is anomalous with respect to gold (averaging 20 ppb gold), which represents nearly half of the hole (48%).  A total of 1,835 feet throughout the hole is anomalous with respect to arsenic (averaging 42 ppm arsenic), which represents nearly half of the hole (44%).  A total of 660 feet throughout the hole (16% of the hole) is anomalous with respect to silver, averaging 288 ppb silver.

Gold, silver and arsenic are considered the most important indicator elements for gold for this target deposit type.  These broad, low level anomalies are very encouraging, and are thought to represent leakage of mineralizing hydrothermal fluids out from the target feeder fault system.

At the bottom of the hole a visible increase in fracturing and alteration was encountered in the Lone Mountain Dolomite indicating close proximity to the targeted Roberts Mountains Formation. At 4,200 feet the capacity of the reverse circulation drilling rig had been reached and a decision was made by Bonanza personnel to continue the drilling with a core drilling rig.  In the process of extracting the drill rods, a drilling contractor error caused 700 feet of drill steel to be lost, dropping to the bottom of the hole. The hole is otherwise intact to an approximate depth of 3,500 feet and will be re-entered with a core drilling rig and drilled to the targeted Roberts Mountains Formation. The timing of this drilling will be the subject to the Company's funding of its year 2 funding commitment totalling Cdn. $1,100,000.

Drilling services were provided by Lang Exploratory Drilling of Elko, Nevada.  The drilling and assaying were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. A downhole surveying contractor under direct supervision of Bonanza personnel preformed downhole surveys.

The samples were bagged, labeled and tied at the drill site. Reference samples for each interval were collected and stored in plastic chip trays.  Geologic information was recorded on standardized logging forms which included color, rock type, alteration, mineral species and abundance.  Samples were collected on 5 foot (1.5m) or 10 foot (3m) intervals, depending on rock type.

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2114     Fax: (604) 682-4768

Email: info@varshneycapital.com         Website: www.americannevadagold.com

The samples were picked up from the drill site by American Assay Laboratories (AAL) in Sparks, Nevada.  AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

Drill cuttings were dried, crushed to -10 mesh, split to 1,000 grams, pulverized to -150 mesh, split to 250 - 300 gram pulps, fire assayed for gold and silver using one assay ton fire assay with gravimetric finish.  Drill rig duplicates, standards, and blanks were submitted to additional labs for verification.  A total of 443 drill samples were sent for fire assay, and an additional 24 duplicate, standard and blank assays were performed.  Composite samples comprising the entire hole were analyzed for trace element geochemistry using ICP on a total of 275 samples.

Production at the Gold Bar Pit by Atlas Corporation and its subsidiaries began in 1987 and continued until the mine closed in 1994.  A total of 7,514,600 tons grading 0.074 opt gold were produced, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Additional information about American Nevada and its properties can be obtained at www.americannevadagold.com.  For further information please contact Investor Relations at (604) 684-2114.

AMERICAN NEVADA GOLD CORP.

"Hari B. Varshney"

Hari B. Varshney

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite #1304 - 925 West Georgia Street, Vancouver, B.C. V6C 3L2

Phone: (604) 684-2114     Fax: (604) 682-4768

Email: info@varshneycapital.com         Website: www.americannevadagold.com